UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 2020 – 401 West Georgia Street, Vancouver, British Columbia V6B 5A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1         REPLICEL LIFE SCIENCES ANNOUNCES RESTRUCTURING, COST REDUCTIONS AND CLOSING OF PRIVATE PLACEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Brooke Hurford
Brooke Hurford, Secretary
Date: April 6, 2016